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                              September 20, 2022

       David Oestreicher
       General Counsel
       T. Rowe Price Group, Inc.
       100 East Pratt Street
       Baltimore, Maryland 21202

                                                        Re: T. Rowe Price
Group, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 23,
2022
                                                            File No. 000-32191

       Dear Mr. Oestreicher:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 23, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address the
circumstances under which you would consider having the Chair and CEO roles filled by
a single individual, when shareholders would be notified of any such change, and
whether you will seek prior input from shareholders. Please also discuss how the
experience of your Lead Independent Director is brought to bear in connection with your
board   s role in risk oversight.
   2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director may:
                                                            represent the board
in communications with shareholders and other stakeholders;
                                                            require board
consideration of, and/or override your CEO on, any risk matters; or
                                                            provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example,
 David Oestreicher
T. Rowe Price Group, Inc.
September 20, 2022
Page 2
         please disclose:
             the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
             whether you consult with outside advisors and experts to anticipate future threats and trends, and how often yo re-assess your risk environment;
             how the board interacts with management to address existing risks and identify significant emerging risks;
             whether you have a Chief Compliance Officer and to whom this position reports; and
             how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



FirstName LastNameDavid Oestreicher                          Sincerely,
Comapany NameT. Rowe Price Group, Inc.
                                                             Division of
Corporation Finance
September 20, 2022 Page 2                                    Disclosure Review
Program
FirstName LastName